UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014

Commission File Number: 001-36298

GeoPark Limited
(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179
Las Condes, Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated June 19, 2014 entitled “GeoPark Announces New Gas Field Discovery in Chile”

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES NEW GAS FIELD DISCOVERY IN CHILE

Santiago, Chile -- June 19, 2014 -- GeoPark Limited ("GeoPark") (NYSE: GPRK), the Latin American oil and gas explorer, operator and consolidator with operations and producing properties in Chile, Colombia, Brazil and Argentina, today announces the successful drilling and testing of the Ache 1 exploration well located on the Fell Block in Chile. GeoPark operates and has a 100% working interest in the Fell Block.

The Ache 1 well was drilled and completed to a total depth of 9,694 feet. A production test through different chokes in the Tobifera formation resulted in an average production rate of 9.2 million standard cubic feet per day of gas and approximately 80 barrels per day of condensate of 47° API with a well head pressure of 2,827 pounds per square inch. Further production history is required to determine stabilized flow rates and the extent of the reservoir. Surface facilities and flow lines will be required in order to commercialize this new discovery.

GeoPark is the first and largest non-state controlled oil and gas producer in Chile, which began operating the Fell Block in 2006 with no production and has now grown to over 7,400 boepd in production as of 1Q2014. In Chile, GeoPark is carrying out a $150 million investment program in 2014 with 15-20 new wells being drilled on the Fell Block and 17-23 new wells being drilled on GeoPark’s new Flamenco, Campanario and Isla Norte Blocks in Tierra del Fuego.

During 2014 GeoPark will be carrying out a $220 million to $250 million work program, including the drilling of 50-60 new wells on its properties in Colombia, Brazil, Argentina and Chile.

James F. Park, CEO of GeoPark, said, "The new Ache 1 success represents another new field discovery on the Fell Block in Chile and demonstrates the continuing growth potential of the Fell Block – both from the new prospects being delineated and new geological formations being tested. In addition to the significant new growth GeoPark is realizing from its assets in Colombia and Brazil, Chile continues to deliver consistent results. We look forward to further developments this year from our drilling program on our large acreage position in Chile.”

CONTACTS:
Pablo Ducci – Director Capital Markets	pducci@geo-park.com
Sofia Chellew – Investor Relations	schellew@geo-park.com
Santiago, Chile
T: +562 2242 9600	www.geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected 2014 production growth and capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. For a discussion the risks facing the Company which could affect whether these forward-looking are realized, see filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: June 19, 2014